02047045

PE 8/22/02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SEC MAIL PROCESSING RECEIVED AUG 2 2 2002 WASH, D.C. 165 SECTION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August , 2002

GLOBALTEX INDUSTRIES INC.

(Translation of registrant's name into English)

501 – 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2

(Address of principal executive offices)

PROCESSED
AUG 2 9 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ..X.... Form 40-F ......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes .... No ....X.....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act

The personal information requested on this form is collected under the authority of and used for the purpose of administering the ***Securities Act***. Questions about the collection or use of this information can be directed to the Supervisor, Statutory Filings (604-899-6731), P.O. Box 10142, Pacific Centre, 701 W. Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

____Schedule A

__X__Schedules B and C

ISSUER DETAILS NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT Y	M	D
Globaltex Industries Inc.		March 31, 2002	02	08	16
ISSUER ADDRESS					
Suite 501 - 535 Thurlow Street					
CITY / PROVINCE / POSTAL CODE		ISSUER FAX NO	ISSUER TELEPHONE NO.		
Vancouver, British Columbia, V6E 3L2		604-682-4698	604-682-4678		
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.		
Lei Wang	Secretary		604-682-4678		
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS				
globaltex@radiant.net	www.globaltexinc.com				

CERTIFICATE

The two schedules B & C required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	Mark Fields	02	08	16
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
W. [signature]	Walter Davidson	02	08	16

Auditors' Report and Consolidated Financial Statements of

GLOBALTEX INDUSTRIES INC.

(Canadian Dollars)

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of
Globaltex Industries Inc.

We have audited the consolidated balance sheets of Globaltex Industries Inc. (an exploration stage company) as at March 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended March 31, 2002, 2001 and 2000 and the cumulative period from inception to March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended March 31, 2002 and 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended March 31, 2000 and the cumulative period from inception to March 31, 2002 we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2002 and the cumulative period from inception to March 31, 2002 in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
June 6, 2002

Comments by Auditors on Canada - United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph for the following:

a) When financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements.

b) To outline changes in accounting policies that have been implemented in the consolidated financial statements. Effective April 1, 2001, the Company retroactively adopted the treasury stock method for the calculation of fully diluted earnings per share. As a result of this change, fully diluted earnings per share are computed using the weighted-average number of common and common equivalent shares outstanding during the year. The impact of this change in accounting policy is set out in Note 3 (g) to the consolidated financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Board of Directors dated June 6, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the consolidated financial statements.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
June 6, 2002

GLOBALTEX INDUSTRIES INC.
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)

	March 31, 2002	March 31, 2001
ASSETS		
CURRENT		
Cash and cash equivalents	$ 73,501	$ 31,383
Restricted cash (Note 4)	296,803	-
Accounts receivable (Note 5)	1,628,158	23,690
Prepaid expenses	5,477	6,000
Total current assets	2,003,939	61,073
INVESTMENT IN US ELECTRIC POWER INC.	-	7,239
CAPITAL ASSETS (Note 6)	19,530	23,070
MINERAL PROPERTIES (Note 7) (Schedule 1)	13,026,175	12,600,994
Total assets	$ 15,049,644	$ 12,692,376
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 2,019,165	$ 640,716
Interest payable	26,588	-
Notes payable (Note 9)	1,550,355	3,857,000
Total current liabilities	3,596,108	4,497,716
DUE TO RELATED PARTY (Note 8)	600,000	-
Total liabilities	4,196,108	4,497,716
SHAREHOLDERS' EQUITY		
Commitment to issue shares (Note 9)	1,000,000	-
Capital stock (Notes 10 and 11)		
Authorized		
50,000,000 common shares of no par value		
Issued and fully paid (Note 10)		
24,626,185 shares (2001 - 19,064,438 shares)	23,207,462	19,268,028
Contributed surplus and other capital (Note 15)	1,092,761	1,032,761
Deficit accumulated during exploration stage	(14,446,687)	(12,106,129)
Total shareholders' equity	10,853,536	8,194,660
Total liabilities and shareholders' equity	$ 15,049,644	$ 12,692,376

CONTINUING OPERATIONS (Note 2)
CONTINGENT LIABILITIES AND COMMITMENTS (Note 18)

APPROVED BY THE BOARD

Mark Fields, Director

Walter Davidson, Director

See accompanying notes to the consolidated financial statements

GLOBALTEX INDUSTRIES INC.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

(Canadian Dollars)

	Cumulative from inception to March 31, 2002	Years ended March 31, 2002	2001	2000
REVENUE				
Interest and other	$ 214,988	$ 8,874	$ 3,616	$ 2,645
EXPENSES				
Accounting and audit	684,891	45,842	25,473	27,718
Amortization	95,977	5,704	5,819	5,763
Fees and assessments	126,352	1,253	-	-
General exploration	83,821	-	-	-
Interest and financing (Note 9)	1,912,821	969,210	260,155	90,329
Management fees	1,096,097	161,796	137,100	62,400
Office (Note 8)	1,265,306	741,464	92,714	84,399
Professional fees	1,371,151	139,689	94,179	21,648
Promotion	350,776	7,580	25,400	31,615
Transfer agent	214,977	23,249	26,162	14,657
Travel	193,907	22,558	30,774	6,162
	7,396,076	2,118,345	697,776	344,691
LOSS BEFORE UNDERNOTED ITEMS	(7,181,088)	(2,109,471)	(694,160)	(342,046)
Amalgamation and settlement costs	(840,720)	-	-	-
Loss on disposal of capital assets	(115,320)	-	-	(88,493)
Foreign exchange gain (loss)	(41,827)	(41,827)	-	-
Write-down of resource properties	(6,078,472)	-	-	-
Write-down of investment in US Electric Power Inc.	(189,260)	(189,260)	-	-
	(7,265,599)	(231,087)	-	(88,493)
NET LOSS	(14,446,687)	(2,340,558)	(694,160)	(430,539)
DEFICIT ACCUMULATED DURING EXPLORATION STAGE, BEGINNING OF PERIOD	-	(12,106,129)	(11,411,969)	(10,981,430)
DEFICIT ACCUMULATED DURING EXPLORATION STAGE, END OF PERIOD	$(14,446,687)	$(14,446,687)	$(12,106,129)	$(11,411,969)
Basic and diluted loss per share		$ (0.12)	$ (0.04)	$ (0.03)
Weighted average number of shares		20,007,894	18,749,353	16,998,512

See accompanying notes to the consolidated financial statements

GLOBALTEX INDUSTRIES INC.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

	Cumulative from inception to March 31, 2002	Years ended March 31, 2002	2001	2000
OPERATING ACTIVITIES				
Net loss	$ (14,446,687)	$ (2,340,558)	$ (694,160)	$ (430,539)
Items not involving cash				
Amortization	95,977	5,704	5,819	5,763
Loss on disposal of capital assets	115,320	-	-	88,493
Accretion of equity component of convertible instrument	31,095	-	-	27,640
Non-cash financing costs (Note 9)	1,029,477	792,477	237,000	-
Write-off of resource properties	6,078,472	-	-	-
Write-off of investment in US Electric Power Inc.	189,260	189,260		
Office expenses (Note 8)	600,000	600,000	-	-
	(6,307,086)	(753,117)	(451,341)	(308,643)
Change in non-cash operating working capital items other than cash (Note 14)	(515,141)	(657,996)	29,249	(248,941)
	(6,822,227)	(1,411,113)	(422,092)	(557,584)
FINANCING ACTIVITIES				
Capital stock issued	6,629,047	578,000	354,550	975,679
Loan proceeds (payments)	9,522,737	1,176,328	4,400,000	(50,000)
Proceeds on convertible debt	150,000	-	-	-
	16,301,784	1,754,328	4,754,550	925,679
INVESTING ACTIVITIES				
Mineral property costs	-	-	-	(251,433)
Purchase of capital assets	(160,434)	(2,164)	(3,532)	(7,874)
Investment in US Electric Power Inc.	(189,260)	(182,021)	(7,239)	-
Deferred exploration and development	(5,564,999)	(116,912)	(569,209)	-
Reclamation deposit	-	-	15,000	-
Acquisitions of net assets of Willow Creek, net of cash acquired	(3,491,363)	-	(3,902,543)	-
	(9,406,056)	(301,097)	(4,467,523)	(259,307)
INCREASE (DECREASE) IN CASH	73,501	42,118	(135,065)	108,788
CASH POSITION, BEGINNING OF PERIOD	-	31,383	166,448	57,660
CASH POSITION, END OF PERIOD	$ 73,501	$ 73,501	$ 31,383	$ 166,448
SUPPLEMENTAL INFORMATION:				
Interest paid		$ 129,865	$ 23,155	$ 27,737
Income taxes paid		-	-	-

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended March 31, 2002:

(i) the Company issued 4,285,714 common shares to settle notes payable in the amount of $3,000,000 (Note 9).

(ii) the Company issued 208,551 common shares to settle certain accounts payable in the amounts totalling $145,984.

(iii) the Company issued 200,815 common shares as consideration for two new notes payable obtained at a deemed value of $215,450.

(iv) the Company issued 300,000 share purchase warrants valued at $60,000 in consideration of the $400,000 loan (Note 9).

During the year ended March 31, 2001, the Company issued 2,300,000 share purchase warrants valued at $780,000 in consideration of the $4,400,000 loans (Note 9).

During the year ended March 31, 2000, the Company issued 263,157 common shares to settle the convertible loan in the amount of $150,000.

See accompanying notes to the consolidated financial statements

1. BUSINESS OF THE COMPANY

The Company is engaged in the exploration and development of a coal project (Note 7 (b)) near Chetwynd, British Columbia, and a gold property (Note 7 (a)) in the Northwest Territories, Canada. A feasibility study, which is currently being updated, was completed in 1999 on the Willow Creek Coal Project indicating that an open pit coal mine producing 900,000 clean tonnes of coal per annum would cost approximately $25 million. The Joint Venture is presently deciding on various coal sales opportunities and financing strategies to place the coal property into production.

2. CONTINUING OPERATIONS

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since inception of $14,446,687 and has a working capital deficiency at March 31, 2002 of $1,592,169. The Company's continued existence is dependent on the ability to obtain loan financing or the raising of additional equity capital through sales of its common stock and the Company's ability to ultimately attain profitable operations.

Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and continue the exploration and development of its mineral properties. Should the Company not be able to raise sufficient funds, the Company would likely have its interest in the Joint Venture decreased to less than 66-2/3% (Note 7 (b)).

If the going concern assumption were not applicable in the preparation of these financial statements, adjustments would be necessary to the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which in respect of these financial statements do not differ materially from accounting principles generally accepted in the United States ("US GAAP"), except as disclosed in Note 17.

(a) Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Globaltex Gold Mining Corp. and Falls Mountain Coal Inc. All intercompany transactions and balances have been eliminated.

(Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) *Cash and cash equivalents*

Cash and cash equivalents includes short term money market instruments with terms to maturity at the date of issue not exceeding 90 days.

(c) *Mineral properties*

The Company is involved in exploration and development of its mineral properties. The Company defers all acquisition costs and exploration costs, net of pre-commercial revenues, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, are sold in whole or in part, or abandoned. Costs pertaining to properties developed to production are amortized over the estimated productive life of the property. Costs pertaining to properties sold or abandoned are to be written off.

The carrying costs of mineral properties and deferred exploration costs are not intended to represent present or future values. The ultimate realization of the carrying costs of mineral properties is dependent upon the discovery of commercially exploitable ore bodies or the proceeds from disposition. On a periodic basis, the Company compares the carrying value of resource properties to estimated net recoverable amounts to determine if there is any indication of impairment.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - ("AcG 11"). The guideline addresses three distinct issues including (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Prior to its issuance, development stage entities were exempt from certain aspects of Canadian GAAP. Recently, the Emerging Issues Committee issued Abstract 126, *Accounting by Mining Enterprises for Exploration Costs*, which provided further guidance on AcG 11. Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment. Under this new guidance, the Company's accounting policies are appropriate and there will be no impact arising from Abstract 126.

(d) *Capital assets*

Capital assets are recorded at cost and the Company provides for amortization using the declining balance method at rates ranging from 20% to 30% per annum.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Restoration, rehabilitation, and environmental expenditures

Restoration, rehabilitation and environmental expenditures are charged to earnings as incurred during the exploration phase. Significant restoration, rehabilitation and environmental expenditures to be incurred subsequent to the cessation of exploration are accrued when their extent can be reasonably estimated.

(f) Income taxes

The Company accounts for income taxes using the future income tax method whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carryforwards, there is uncertainty as to utilization prior to their expiry. Accordingly, the future tax asset amounts have been fully offset by a valuation provision.

(g) Earnings (loss) per common share

As of April 1, 2001, the Company retroactively adopted the treasury stock method for the calculation of diluted earnings per share in accordance with a new Canadian Institute of Chartered Accountants accounting standard. As a result of this change, diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive. The impact of this change in accounting policy on the current and comparative diluted earnings per share was not material.

(h) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Fair value of financial instruments

The Company believes, based upon current information, that the carrying values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and interest payable approximate their fair value. The estimated fair values of debt, which is estimated by discounting cash flows using current market rates available for debt with similar terms and maturity, is disclosed in Note 7.

(j) Financial risk

Financial risk is the risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

(k) Joint venture

The Company accounts for its interest in the Joint Venture on a proportionate consolidation basis, which, due to the current development status of the property, results in presentation similar to that derived from the equity method.

(l) Foreign currency translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at exchange rates in effect at the date of the transaction except for amortization, which is translated using the same rates as the related assets. Gains and losses on translation are recorded in operations.

(m) Stock options

The Company has a share based compensation plan which is described in Note 11 (a). No compensation expense is recognized for the plans when shares or share options are issued to directors, officers and employees. Any consideration paid by directors, officers and employees on exercise of share options or purchase of shares is credited to share capital.

(Canadian Dollars)

4. RESTRICTED CASH

The Company has $296,803 (2001 - $Nil) of cash on hand, of which $259,303 is held as a security deposit which was released subsequent to year-end and $37,500 which is restricted for the payment of salaries in the upcoming fiscal year.

5. ACCOUNTS RECEIVABLE

Accounts receivable includes $1,607,063 (2001 - $Nil) of amounts receivable on the delivery of a trial cargo sale which occurred in March 2002. This amount was received subsequent to March 31, 2002 and was applied to the Company's contributions to the Joint Venture (Note 7 (b)). The remaining balance of $21,095 (2001 - $23,690) consists of other miscellaneous receivables.

6. CAPITAL ASSETS

	2002			2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Office equipment	$ 66,018	$ 47,608	$ 18,410	$ 16,526
Field equipment	9,000	7,880	1,120	6,544
	$ 75,018	$ 55,488	$ 19,530	$ 23,070

7. MINERAL PROPERTIES

	2002	2001
Indin Lake	$ 2,910,855	$ 2,876,197
Willow Creek Joint Venture	10,115,320	9,724,797
	$ 13,026,175	$ 12,600,994

(a) Indin Lake

The Company has a 90% interest in certain leases, subject to a 3% net smelter return royalty wherein the balance of 10% is a net profits interest after all costs are recovered, and a 100% interest in three mineral claims, all located in the Mackenzie Mining Division of the Northwest Territories. The Company has the option to purchase the above royalty for $500,000 in cash or shares at the time of production.

(Canadian Dollars)

7. MINERAL PROPERTIES (Continued)

(b) Willow Creek Joint Venture (Falls Mountain/Willow Creek)

During the year ended March 31, 1996, the Company entered into a Joint Venture Agreement with respect to the Willow Creek Coal Project with Mitsui Matsushima Co. Ltd. ("Mitsui") and BCR Ventures Inc. ("BCR"), a wholly-owned subsidiary of BC Railway Company ("BC Rail"). The purpose of the joint venture is to develop a low cost coal mine.

Under the Agreement, a feasibility study has been completed and accepted by the joint venture participants, and a decision has been made to proceed to develop a coal mine in the Willow Creek coal licenses. Pine Valley Coal Ltd. has been set up as the operator and is directed by a Joint Venture Committee. Under the Agreement, the Company's 100% owned subsidiary, Falls Mountain Coal Inc., contributed 25 coal licenses which it owned together with other assets in connection with its exploration activities at Willow Creek. The licenses and assets were transferred to the Joint Venture in return for a capital account of $2,500,000. Under the Agreement, Mitsui and BC Rail earned a one-third interest each by making equity contributions totaling $5 million to the Joint Venture, and a best efforts commitment to obtain project financing.

During the year ended March 31, 2001, the Company acquired BCR's interest in consideration of $3,902,543 cash, resulting in the Company holding 66-2/3% of the joint venture. The Company has recorded a cumulative loss allowance on its Willow Creek properties of $4,774,290 at March 31, 2002 and 2001 which recognizes the difference between the property carrying value and the transfer value to the Joint Venture to the extent of the interests of the other Venturers.

As at March 31, 2002, the Company had not paid its proportionate share of contributions to the Joint Venture of $1,212,667. This amount was paid by the other venturer and has been recorded as a liability of the Company at March 31, 2002. According to the Joint Venture Agreement this results in a 14.64% decrease of the Company's participating interest. In this Agreement the Company can restore its participating interest by paying its portion of the excess contribution including interest at 2% above prime within one year of the payments by the other venturers. As at March 31, 2002 the Company has proportionately consolidated 66-2/3% of the joint venture as it is the intention of management to make the excess contribution payments before the one year deadline. Subsequent to March 31, 2002, the Company applied the proceeds receivable on the trial cargo sale of $1,607,063 (net of related costs of $702,669) (see Note 5) against its shortfall in contributions to the Joint Venture. This application of proceeds increased the Company's interest in the Joint Venture to 64.31%, leaving a balance of $308,273 to be paid by the Company, as described above, to restore its interest to 66-2/3%.

(Canadian Dollars)

7. MINERAL PROPERTIES (Continued)

(b) Willow Creek Joint Venture (Falls Mountain/Willow Creek) (continued)

As at March 31, 2001, the other ventures had made total excess contributions of $420,227, which, according to the Joint Venture Agreement, could have resulted in a 1.23% decrease of the Company's participating interest. The Company restored its interest in 2002 by paying its portion of the excess contribution including interest at 2% above prime rate.

Under the agreement, the parties have contracted with BC Rail to provide haulage services under a haulage contract and have also contracted with Mitsui to market the coal world-wide during the life of the project. The Agreement also provides that, in the event of acquisition of control of the Company (as defined by the Securities Act of British Columbia) by a person in the business of producing or transporting coal in, or selling coal produced from Alberta or British Columbia, the Company will cease to have any representation on or right to vote on the management committee of the Joint Venture.

The assets, liabilities and cash flows of the Joint Venture are summarized as follows:

	2002	2001
Current assets and deposits	$ 2,942,892	$ 552,850
Coal property interests and equipment	11,239,335	9,945,529
	14,182,227	10,498,379
Current liabilities	2,153,358	675,400
Joint Venturers' Equity	$ 12,028,869	$ 9,822,979

	2002	2001
Cash Flows:		
Investing activities	$ (1,787,134)	$ (442,849)
Financing activities	$ 1,819,000	$ 629,860

8. DUE TO RELATED PARTY

The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the "Estate"). The Estate is administered on behalf of its beneficiaries by a director of the Company. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined. There is no immediate requirement or intention to finalize these discussions.

(Canadian Dollars)

9. NOTES PAYABLE

	2002	2001
Non-interest bearing promissory note, maturing January 8, 2002	$ -	$ 4,000,000
Non-interest bearing promissory note, maturing September 18, 2002	400,000	400,000
Promissory note, bearing 15% interest per annum, secured by shares of Falls Mountain Coal Inc., maturing August 24, 2002	804,328	-
Promissory note, bearing 15% interest per annum, secured by shares of Falls Mountain Coal Inc., maturing September 10, 2002	372,000	-
	1,576,328	4,400,000
Less amount to be accreted to date of maturity	(25,973)	(543,000)
	$ 1,550,355	$ 3,857,000

To finance the purchase of BCR's interest (Note 7) in 2001 the Company entered into an agreement with arm's length lenders under which it borrowed $4,000,000. The loan was for a term of one year, did not bear interest and was secured by a pledge in favour of the principal lender of the shares of Falls Mountain Coal Inc. In connection with the loan, the Company issued to the principal lender non-transferable warrants to purchase up to 2,000,000 common shares of Globaltex for a term of three years at a price of $1.50 per share in the first year, $1.60 per share in the second year and $1.70 per share in the third year. The Company has also arranged a $400,000 unsecured loan to provide working capital. As consideration for the loan the Company granted 300,000 share purchase warrants entitling the holder to purchase up to 300,000 common shares for a term of three years at a price of $1.50 per share in the first year, $1.60 per share in the second year and $1.70 per share in the third year. The total proceeds of $4,400,000 have been allocated on a pro-rata basis between the estimated fair value of the debt and share purchase warrants resulting in an initial value of the debt of $3,620,000 and share purchase warrants of $780,000. The difference between the recorded value of the debt at issue date and its maturity value is accreted as interest expense over the term of the debt.

In September 2001, the Company and the lender entered into an agreement to extend the $400,000 loan to September 18, 2002 which is one year beyond the original due date. As consideration for the extension of the loan, the Company granted an additional 300,000 share purchase warrants entitling the holder to purchase up to 300,000 common shares for a term of three years at a price of $1.15 per share in the first year, $1.25 per share in the second year and $1.35 per share in the third year. The fair value of these share purchase warrants of $60,000 is being amortized over the remaining life of the loan. The fair values of the Company's share purchase warrants were determined using an option pricing model based on volatility of the stock price of 42% (2001 - 60%), a risk free interest rate of 4.23% (2001 - 4.00%), no dividends and a life of three years.

9. NOTES PAYABLE (Continued)

In September 2001, the Company also arranged a $1,150,000 loan (in US dollars) and a $372,000 loan, both due to an arm's length lender, to provide working capital. Both loans are for a term of one year, bearing interest at a rate of 15% per annum calculated daily in arrears and compounded quarterly. The loans are secured by a pledge in favour of the principal lender of the shares of Falls Mountain Coal Inc. In addition, the Company granted 165,046 and 35,769 bonus shares, respectively, as consideration for the two new loans. On November 15, 2001 and February 4, 2002, the Company paid $306,434 (in US dollars) and $340,672 (in US dollars) towards the $1,150,000 loan (in US dollars) which included interest. The remaining balance of the loan is $502,893 (in US dollars) which is equivalent to $804,328 Canadian dollars.

During the year ended March 31, 2002, $794,477 (2001 - $237,000) of financing expense relating to the accretion of the aforementioned share purchase warrants and bonus shares was recorded in operations.

In December 2001, the Company entered into an agreement to settle $4,000,000 in notes payable through the issuance of 4,285,714 common shares at a fair value of $0.70 per share. At March 31, 2002, $3,000,000 had been settled and $1,000,000 remained to be settled pending the shares to be issued from Treasury (see Note 19).

The Company estimates the fair value of the interest free loans using discounted cash flows assuming a borrowing rate equal to the variable rate of the LIBOR rate plus 3 ½%.

	2002	2001
Carrying value	$ 374,027	$ 3,857,000
Fair value	388,710	4,050,000

(Canadian Dollars)

10. SHAREHOLDERS' EQUITY INFORMATION FROM INCEPTION TO MARCH 31, 2002

			Year issued	Number of shares	Shareholders' Equity from inception to March 31, 2002
(a)	Shares issued for cash		1970	45,117	$ 67,675
			1971	12,895	30,948
			1972	16,361	49,084
			1973	1	1
			1974	83,333	60,000
			1976	100,000	90,000
			1977	66,667	35,000
			1978	100,000	52,173
			1980	233,333	135,000
			1981	433,333	1,496,546
			1987	83,333	62,500
			1988	358,334	321,751
			1990	150,000	43,500
			1991	50,000	14,000
			1992	800,000	235,750
			1994	236,500	302,030
			1995	648,125	542,860
			1996	100,000	120,000
			1997	50,000	60,000
			1998	355,000	230,787
			1999	1,225,833	758,463
			2000	1,816,157	958,000
			2001	656,500	384,979
			2002	866,667	578,000
				8,487,489	6,629,047
(b)	Shares issued for property (company and predecessor corporations)		1970	108,333	162,500
			1973	25,000	7,500
			1976	110,000	4,250
			1980	250,000	559,815
			1981	8,333	56,250
			1983	8,333	42,500
		*	1985	(82,732)	(185,261)
			1988	100,000	88,000
			1990	100,000	25,000
			1991	100,000	25,000
			1993	5,400,000	8,532,000
			1995	80,000	96,000
				6,207,267	9,413,554

* Shares contributed to the Company and cancelled.

(Canadian Dollars)

10. SHAREHOLDERS' EQUITY INFORMATION FROM INCEPTION TO MARCH 31, 2002 (Continued)

		Year issued	Number of shares		Shareholders' Equity from inception to March 31, 2002
(c)	Shares issued for debt	1985	993,368		745,026
	Shares issued for equipment	1985	333,333		400,000
		1987	447,052		335,289
	Shares issued for debt	1988	46,315		34,737
		1990	568,953		194,002
		1991	608,360		152,090
	Shares issued for finders' fee	1996	756,581		543,049
	Shares issued for debt	1996	1,038,390		1,013,631
		1997	50,000		47,500
		1998	130,840		157,008
		2000	263,157		181,095
		2002	4,695,080		3,361,434
			9,931,429		7,164,861
	March 31, 2002		24,626,185	$	23,207,462

During the year ended March 31, 2002, the Company:

(i) issued 866,667 common shares for proceeds of $578,000 on the exercise of warrants and stock options.

(ii) issued 4,695,080 common shares to settle certain accounts payable and notes payable totaling $3,361,434.

During the year ended March 31, 2001, the Company issued 393,343 common shares for proceeds of $234,979 on the exercise of warrants and stock options.

During the year ended March 31, 2000, the Company sold 1,463,000 units for proceeds of $700,000. Each unit consists of one common share and one share purchase warrant. 500,000 of the warrants were exercisable for a one year period up to September 2, 2000 at a price of $0.55 per share and 55,000 of them have been exercised for common shares as at March 31, 2002. 900,000 of the warrants were exercisable for a 2 year period up to November 7, 2001 at a price of $0.55 in the first year and $0.60 in the second year. The Company issued 63,000 units as a finders' fee for this private placement.

(Canadian Dollars)

11. STOCK OPTIONS AND WARRANTS

(a) The Company has established a stock option plan for directors and employees. The Company is allowed to grant up to 10% of issued and outstanding shares as stock options. Stock options are exercisable from the date of grant. The details are as follows:

	For the years ended March 31,					
	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at the beginning of year	1,850,167	$ 1.20	1,301,667	$ 1.20	1,326,667	$ 1.20
Granted	1,050,000	0.90	650,000	1.20	550,000	1.20
Exercised	(96,667)	1.20	(26,500)	1.20	(90,000)	1.20
Cancelled and expired	(610,000)	1.20	(75,000)	1.20	(485,000)	1.20
Outstanding at the end of year	2,193,500	$ 1.06	1,850,167	$ 1.20	1,301,667	$ 1.20

(b) As at March 31, 2002, outstanding stock options to directors and an employee were as follows:

Number of Shares	Exercise Price	Expiry Date
200,000	$ 1.20	April 9, 2002
450,000	1.20	September 28, 2002
100,000	1.20	November 7, 2004
393,500	1.20	December 21, 2005
1,050,000	0.90	December 12, 2006
2,193,500		

(Canadian Dollars)

11. STOCK OPTIONS AND WARRANTS (Continued)

(c) As at March 31, 2002, outstanding share purchase warrants were as follows:

Number of shares	Exercise price	Expiry date
300,000	$1.60/$1.70	September 16, 2002/2003
2,000,000	$1.60/$1.70	January 8, 2003/2004
300,000	$1.15/$1.25/$1.35	September 18, 2002/2003/2004
2,600,000		

12. RELATED PARTY TRANSACTIONS

(a) The Company paid or accrued amounts payable to shareholders and companies controlled by directors as follows:

	2002	2001	2000
Management fees	$ 161,796	$ 137,100	$ 62,400
Geological consulting	26,040	13,991	-
Interest expense	156,453	-	-

(b) As at March 31, 2002, accounts receivables include $17,140 (2001 - $7,709) due from the Joint Venture.

(c) As at March 31, 2002, accounts payable and accrued liabilities include $18,925 (2001 - $90,566) due to a director, shareholders and companies controlled by directors.

13. SEGMENTED INFORMATION

The Company operates in one industry and as at March 31, 2002 and 2001 substantially all of the Company's assets were located in Canada.

(Canadian Dollars)

14. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Years ended March 31,		
	2002	2001	2000
Decrease in restricted cash	$ (296,803)	$ -	$ -
Decrease (increase) in accounts receivable	2,595	(8,419)	(9,628)
Decrease (increase) in prepaid expenses	523	(3,457)	-
(Decrease) increase in accounts payable	(390,899)	41,125	(239,313)
Increase in interest payable	26,588	-	-
	$ (657,996)	$ 29,249	$ (248,941)

15. CONTRIBUTED SURPLUS AND OTHER CAPITAL

During the year ended March 31, 2002, the Company issued 300,000 warrants to acquire common shares of the Company (see Note 9). These warrants had a fair value of $60,000 at the date of issue which is being recorded in operations as a financing expense over the remaining life of the related debt. This increased the contributed surplus and other capital to $1,092,761 at March 31, 2002.

During the year ended March 31, 2001 the Company issued 2,300,000 warrants to acquire common shares of the Company (see Note 9). These warrants had a fair value of $780,000 at the date of issue which is being recorded in operations as a financing expense over the remaining life of the related debt. This increased the contributed surplus and other capital to $1,032,761 at March 31, 2001.

16. FUTURE INCOME TAXES

	2002	2001	2000
Statutory tax rate	44%	45%	45%
Recovery of income taxes computed at standard rates	$ 1,029,846	$ 312,400	$ 193,700
Non-deductible non-cash financing costs	(348,690)	(106,600)	(12,300)
Tax losses not recognized in the period that the benefit arose	(681,156)	(205,800)	(181,400)
	$ -	$ -	$ -

(Canadian Dollars)

16. FUTURE INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets is as follows:

	2002	2001
Mineral property costs	$ 2,127,400	$ 2,735,000
Operating loss carry-forward	1,039,832	960,800
	3,167,232	3,695,800
Less valuation allowance	(3,156,232)	(3,375,800)
Future income tax asset	11,000	320,000
Future income tax liability Provision for non-deductibility of future accretion charges	(11,000)	(320,000)
	$ -	$ -

At March 31, 2002, the Company has approximately $2,971,000 of non-capital losses for tax purposes available at various dates until 2009, to be carried forward and applied against future income for tax purposes and approximately $189,000 of capital tax losses for tax purposes available to be carried forward indefinitely and applied against future capital gains for tax purposes.

(Canadian Dollars)

17. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized as follows:

	Years ended March 31,		
	2002	2001	2000
Consolidated Statements of Loss			
Net loss under Canadian GAAP	$ (2,340,558)	$ (694,160)	$ (430,539)
Mineral property acquisition and exploration costs (a)	(2,773,768)	(4,891,979)	(251,433)
Revenue from sale of ore (b)	2,348,587	-	-
Interest expense on convertible debt	-	-	27,640
Net loss under US GAAP	$ (2,765,739)	$ (5,586,139)	$ (654,332)
Basic and diluted loss per share under US GAAP	$ (0.14)	$ (0.30)	$ (0.04)

Consolidated Balance Sheets	2002	2001
Total Assets		
As per Canadian GAAP	$ 15,049,644	$ 12,692,376
Decrease in mineral properties due to expensing of mineral property costs (a)	(12,976,175)	(12,600,994)
As per US GAAP	$ 2,073,469	$ 91,382
Total Liabilities		
As per Canadian GAAP and US GAAP	$ 4,196,108	$ 4,497,716
Total Shareholders' Equity (Capital Deficiency)		
As per Canadian GAAP	$ 10,853,536	$ 8,194,660
Decrease in mineral property costs (a)	(12,976,175)	(12,600,994)
As per US GAAP	$ (2,122,639)	$ (4,406,334)

17. **RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)**

Consolidated Cash Flows

For all years presented, mineral property expenditures would be treated as operating expenditures, as opposed to Canadian GAAP under which such expenditures would be treated as investing activities.

(a) *Mineral property costs*

US GAAP requires that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration and development process. Although the Company has completed a feasibility study with respect to the Willow Creek Property, there remains some uncertainty as to the economics of the project and the ability of the Company to finance the development. For US GAAP purposes, the Company has written off the property costs until the development ability has been confirmed.

(b) *Revenue*

Under Canadian GAAP, revenues received prior to the commercialization of mineral properties reduce capitalized development and other capitalized pre-production costs. Under US GAAP, such amounts are recorded as revenue when title and risk of the ore pass to the buyer, the consideration is fixed or determinable and collection is reasonably assured.

(c) *Stock-based compensation*

For US GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at March 31, 2002, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.

(Canadian Dollars)

17. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c) Stock-based compensation (continued)

SFAS No. 123, however, allows the Company to measure the compensation cost of employees and directors in accordance with APB No. 25. The Company has therefore adopted the disclosure-only provision of SFAS No. 123. Details of the pro forma net loss and basic loss per share under US GAAP had the Company used the fair value based method of accounting for stock options are as follows:

	Years ended March 31,		
	2002	2001	2000
Net loss for the year under US GAAP	$(2,765,739)	$ (5,586,139)	$ (654,332)
Additional stock based compensation costs	(510,000)	(425,000)	(257,780)
Pro forma net loss under US GAAP	$(3,275,739)	$ (6,011,139)	$ (912,112)
Pro forma basic loss per share under US GAAP	$ (0.16)	$ (0.32)	$ (0.05)

Under the fair value based method for stock-based compensation, additional costs of approximately $510,000, $425,000 and $257,780 would have been recorded for the years ended March 31, 2002, 2001, and 2000, respectively. These amounts were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company's share price of 105% (2001 - 60% and 2000 - 106%) and a weighted average annual risk free rate of 4.23% (2001 - 4% and 2000 - 5.83%).

(d) Accounting for joint ventures

US GAAP requires investments in joint ventures to be accounted for using the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from US GAAP. Consequently, the balance sheets have not been adjusted to restate the accounting under US GAAP and additional information concerning the Company's interest in a joint venture is presented in Note 6 (b).

(Canadian Dollars)

17. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e) Recent US pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which standardizes the accounting for derivative instruments. SFAS No. 133 is effective for all quarters of all financial years beginning after June 15, 2000. The Company has adopted SFAS No. 133 with no resulting impact on the Company's financial position or results of operations.

In March 2000, FASB issued FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25)* (the "Interpretation"). Among other issues, this Interpretation clarifies (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously granted stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation became effective July 1, 2000, but certain conclusions in the Interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998 or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. This Interpretation does not have a material effect on the consolidated financial statements.

(Canadian Dollars)

17. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e) Recent US pronouncements (continued)

In July 2001, the FASB issued SFAS Nos. 141 and 142 ("SFAS 141" and "SFAS 142"), *Business Combinations* and *Goodwill and Other Intangible Assets*. SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt SFAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has not recorded any goodwill and, therefore, the application of SFAS 141 and 142 will not have a material affect on its consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Companies are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002, but early adoption is permitted. The Company has determined that the application of SFAS 143 will not have a material affect on its consolidated financial position or results of operations.

(Canadian Dollars)

17. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e) Recent US pronouncements (continued)

In August 2001, the FASB issued SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS 144 replaces SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, *Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 will not have a material affect on its consolidated financial position or results of operations.

18. CONTINGENT LIABILITIES AND COMMITMENTS

The Company has been billed $446,687 by a third party. The Company has informed the third party that it was not engaged by the Company and hence the Company does not concur with the billing. The third party has informed the Company that it continues to believe the billing is valid. The Company intends to contest the billing and will only record an expense related thereto in the period that the amount of settlement, if any, becomes determinable.

During the year ended March 31, 2002, the Company was served with a claim from a former director of the Company for $412,435 with respect to unpaid obligations, that it believes is without merit and is unlikely to be successful.

The Company has a $50,000 letter of credit outstanding at March 31, 2002 (2001 - $50,000).

The Company has entered into an operating lease agreement for office space which require the Company to make the following lease payments:

2003	$	32,966
2004		32,966
2005		21,977
	$	87,909

(Canadian Dollars)

19. SUBSEQUENT EVENTS

Subsequent to the year ended March 31, 2002, the Company:

(a) settled $1,000,000 in promissory notes due to a director through the issuance of 1,428,571 common shares at a deemed price of $0.70 per share.

(b) received $40,000 USD as a promissory note from a director.

(c) granted 400,000 options to directors to purchase common shares at a price of $0.90 per share for a period of five years ending April 28, 2007.

(d) granted 15,000 options to an employee to purchase common shares at a price of $0.90 per share for a period of five years ending May 7, 2007.

(e) entered into an agreement to settle approximately $1,400,000 of debt through the issuance of 2,545,454 common shares at a deemed value of $0.55 per share pending regulatory approval.

(f) completed a private placement of $75,000 for the issuance of 136,362 issuing units at a price of $0.55 per unit. Each unit consists of one common share and one-half warrant, one full warrant being exercisable at a price of $0.60 to purchase one common share for a period of two years.

GLOBALTEX INDUSTRIES INC.

(An exploration stage company)

Consolidated Statement of Deferred Exploration and Development Costs

Schedule 1

	Cumulative from inception to March 31,	Years ended March 31,		
	2002	2002	2001	2000
DEFERRED EXPENDITURES				
Indin Lake				
Acquisition	$ 553,665	$ -	$ -	$ 8,850
Consulting	512,895	31,124	57,678	23,954
Geological program	355,218	-	-	7,896
Environmental deposit	50,000	-	-	-
Equipment purchases	1,131,233	-	-	-
Insurance	56,974	-	-	-
Insurance proceeds	(553,736)	-	-	-
Taxes and licenses	71,500	3,534	3,534	4,244
Supplies	318,556	-	-	-
Survey	43,331	-	-	-
Travel and camp	371,219	-	-	3,656
	2,910,855	34,658	61,212	48,600
Willow Creek Coal Property				
Acquisition	12,097,331	-	3,902,543	-
Bulk sample	115,754	-	-	-
Consulting	552,972	52,840	7,800	-
Deferred development	4,126,926	2,674,882	927,341	202,833
Environmental	34,451	-	-	-
Geological	2,061	-	2,061	
Laboratory	45,749	-	-	-
Licenses	151,003	-	-	-
Reclamation	4,803	-	(10,000)	-
Recovery for trial cargo sale	(2,348,587)	(2,348,587)	-	-
Supplies	15,896	-	-	-
Survey and mapping	29,104	-	-	-
Travel	62,147	11,388	1,022	-
Costs written-down	(4,774,290)	-	-	-
	10,115,320	390,523	4,830,767	202,833
TOTAL	13,026,175	425,181	4,891,979	251,433
RESOURCE PROPERTIES, BEGINNING OF PERIOD	-	12,600,994	7,709,015	7,457,582
RESOURCE PROPERTIES, END OF PERIOD	$ 13,026,175	$ 13,026,175	$ 12,600,994	$ 7,709,015

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act

The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Statutory Filings (604-899-6731), P.O. Box 10142, Pacific Centre, 701 W. Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

_X_ Schedule A

____ Schedules B and C

ISSUER DETAILS NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT Y	M	D
Globaltex Industries Inc.		March 31, 2002	02	08	16
ISSUER ADDRESS					
Suite 501 - 535 Thurlow Street					
CITY / PROVINCE / POSTAL CODE		ISSUER FAX NO.	ISSUER TELEPHONE NO.		
Vancouver, British Columbia, V6E 3L2		604-682-4698	604-682-4678		
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.		
Lei Wang	Secretary		604-682-4678		
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS				
globaltex@radiant.net	www.globaltexinc.com				

CERTIFICATE

The schedule A required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	Mark Fields	02	08	16
[signature]	Walter Davidson	02	08	16

GLOBALTEX INDUSTRIES INC.
SCHEDULE B – SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED MARCH 31, 2002

1. Analysis of expenses and deferred costs

See attached Schedule A.

2. Related party transactions:

Salaries totaling $66,840 were paid during the period to one former and one current director of the Company.

Management fees totaling $161,796 were paid or accrued to two former and one current director of the Company in the year end. Consulting fees of $26,040 were paid to a company controlled by a former director.

The Company paid and accrued interest expense totaling $156,453 to a shareholder beneficially owning more than 10% of the stock, for loans with outstanding amounts totaling $1,550,355.

3. Summary of securities issued and options granted during the period:

Securities issued:

Date of Issue	*Type of Security*	*Type of Issue*	*Number*	*Price*	*Total Proceeds*	*Type of Consid-eration*	*Com-mission Paid*
May 8/01	Common Shares	Options	30,000	$1.20	$36,000	Cash	Nil
July 9/01	Common Shares	Warrants	770,000	$0.60	$462,000	Cash	Nil
Aug. 29/01	Common Shares	Bonus for loan provision	165,046	$1.08	N/A	Debt Provision	Nil
Sept. 10/01	Common Shares	Bonus for loan provision	35,769	$1.04	N/A	Debt Provision	Nil
Sept. 20/01	Common Shares	Options	66,667	$1.20	$80,000	Cash	Nil
March 14/02	Common Shares	Debt Settlement	4,494,265	$0.70	N/A	Debt Conver-sion	Nil

Options granted during the period:

Date	Number	Name of Optionee	Exercise Price	Expiry Date
January 7, 2002	300,000	Mark Fields	$0.90	Dec. 12, 2006
January 7, 2002	250,000	Walter Davidson	$0.90	Dec. 12, 2006
January 7, 2002	100,000	Howard Behren	$0.90	Dec. 12, 2006
January 7, 2002	250,000	Louie Garrett	$0.90	Dec. 12, 2006
January 7, 2002	150,000	Beverley Lawson	$0.90	Dec. 12, 2006

4. Summary of securities at the end of the reporting period:

Authorized and issued share capital:

Class	Par Value	Authorized Number	Issued Number	Amount
Common	NPV	50,000,000	24,626,185	$23,207,462

Options, warrants and convertible securities outstanding:

Security	Number or Amount	Exercise Price	Expiry Date
[1] Warrants	2,000,000	$1.60/1.70	January 8, 2004
[2] Warrants	300,000	$1.60/1.70	September 18, 2003
[3] Warrants	300,000	$1.15/1.25/1.35	September 6, 2004
Options	200,000	$1.20	April 9, 2002
Options	450,000	$1.20	September 28, 2002
Options	393,500	$1.20	Dec 21, 2005
Options	100,000	$1.20	November 7, 2004
Options	1,050,000	$0.90	December 12, 2006

[1] Each warrant entitles the holder to purchase one common share at a price of $1.60 until January 8, 2003 and $1.70 until January 8, 2004.

[2] Each warrant entitles the holder to purchase one common share at a price of $1.60 per share until September 18, 2002 and $1.70 until September 18, 2003.

[3] Each warrant entitles the holder to purchase one common share at a price of $1.15 per share until September 6, 2002, $1.25 until September 6, 2003 and $1.35 until September 6, 2004.

Shares in escrow or subject to pooling:
Number in escrow: Nil Pooled: Nil

5. Directors and officers

K. Walter Davidson, Chairman, Director
Mark Fields, President, Chief Executive Officer, Director
Howard A.Behren, Director
Louie F. Garrett, Director
Clay Gillespie, Director
Beverley J. Lawson, Corporate Secretary, Director
Mark Smith. Director

GLOBALTEX INDUSTRIES INC.
SCHEDULE C – MANAGEMENT DISCUSSION
FOR THE YEAR ENDED MARCH 31, 2002

1. Description of Business

The Company is a venture company under the rules of the TSX Venture Exchange. The Company is currently in a joint venture developing a coal property in northeastern BC.

2. Discussion of Operations and Financial Condition for the year to date:

The Company and its joint venture partner Mitsui Matsushima Canada Ltd. completed a trial cargo mining program in two phases on the Pine Valley project, mining 85,000 tonnes of coal which was sold to a leading Japanese steel manufacturer.

The Company incurred expenses totaling $2,118,345 for the fiscal year end March 31, 2002 compared to $697,776 for the fiscal year end March 31, 2001. The increased expenses reflect the increased activity and debt related to the trial cargo as well as pursuing an opportunity to develop a coal fired generation plant in Washington State.

The Company incurred higher interest and financing costs in year end March 31, 2002 of $969,210 compared to March 31, 2001 costs of $260,155. This increase arises from non-cash payments of $215,450 paid in the form of bonus shares for two notes payable, and $577,028 of accreted interest allocated as fair value to warrants on two other notes payable. Interest expenses of $176,732 were paid and accrued. These higher costs result from an increase in the short term loans of about $2 million bearing interest at 15% per annum and used for working capital to finance the company's portion of the trial cargo.

Accounting and audit fees were $45,842 for the period ending March 31, 2002 compared to $25,842 for the period ending March 31, 2001. This increase is due primarily to the 2001 audit fees being recorded in the 2002 period, as well as recording the 2002 fees in the 2002 period.

Legal fees for the year end March 31, 2002 were $139,689 compared to March 31, 2001 costs of $94,179. These increased expenses result from investigating an opportunity to develop a coal fired electrical generation plant in Washington State and for financing and joint venture matters associated with the trial cargo.

Management fees for the year end March 31, 2002 were $161,796 compared to March 31, 2001 costs of $137,100.

Travel costs for the year end March 31, 2002 were $22,558, relatively similar to the March 31, 2001 costs of $30,774.

The Company incurred development costs of $116,912 in the year end March 31, 2002 compared to $569,209 in the same period of the previous year end and relates to the trial cargo coal shipment.

The Company wrote off its entire investment in US Electric Power Inc., $189,260, for the period ending March 31, 2002 as a result of its decision to not pursue further the opportunity to develop a coal fired electrical generation plant in Washington State.

3. Subsequent Events

The Company completed and received payment for the 84,000 tonne trial cargo coal shipment. The receipts were applied to the Company's contributions to the Joint Venture, resulting in the Company's interest in the Joint Venture being approximately 64% after the completion of the trial cargo with a balance of approximately $310,000 to be paid by the Company to restore its interest to 66 2/3%.

A final tranche of 1,428,571 shares were issued after the end of the period to complete the conversion of the final $1,000,000, of the total of $4,146,000 debt which was converted, to common shares as announced in December 2001.

Subsequent to year end the Company announced an agreement, and received the necessary regulatory approvals subject to approval by the Company shareholders,
to convert debt and accrued interest which will total, as of September 30 when the shareholder vote for approval will occur, approximately $1.45 million of debt into 2,545,454 shares at a price of $0.55 per share.

On June 4, 2002 the Company completed a $75,000 private placement of 136,362 units, priced at $0.55 each, each unit consisting of one common share and one half warrant. A hold period to October 4, 2002 is applicable to the securities. Proceeds will be used for continuing work on the Pine Valley coal project and general working capital. One full warrant is exercisable at a price of $0.60 to purchase one common share for a period of two years.

The Company has granted options to purchase 415,000 common shares, in total, to directors and employees of the Company, at a price of $0.90 per common share for a term of five years, subject to TSX Venture Exchange and regulatory approvals.

The Company announced that it has engaged Anreder Hirschhorn and Company, of New York City, to provide investor and public relations services to the Company. The Company's agreement with Anreder Hirschhorn is for a term of 12 months with an option for either party to terminate after the first six months. In addition to a fixed monthly fee, the Company will issue to Anreder Hirschhorn or its principals a five year option to purchase up to 200,000 shares of the Company at a price of $0.90 per share. During the currency of the agreement, the options will vest at the rate of 16,660 options per month.

Mr. Clay Gillespie was appointed to the Company's Board of Directors.

4. Financings, Principal Purposes and Milestones

During the period the Company and its joint venture partner, Mitsui Matsushima Canada Ltd. ("Mitsui"), announced the signing of a sales contract with a Japanese steel manufacturer to extract and ship approximately 85,000 additional tonnes of high quality PCI (pulverized coal injection) coal from the Pine Valley project. The program was completed in two phases during the period. The Company funded its portion of the initial phase through a loan. The second phase of the program had an estimated budget of $3.5 million which was funded by Mitsui; the Company repaid the majority of its share from the resulting coal sales. A shortfall of approximately $310,000 to the Company's account had been incurred to the end of the period for the second phase. The Company will need to seek financing to repay Mitsui in order to retain its full two third ownership in the Pine Valley project.

The initial trial cargo shipment in November 2001 of 36,000 tonnes was shipped from Ridley Terminal at Prince Rupert, British Columbia. The second phase of mining began in January 2002 and the approximately 48,000 tonnes of coal was shipped in March 2002.

An update of the feasibility study completed in 1999 was initiated. The update is expected to be completed in the summer of 2002.

During the period the Company arranged additional debt financing consisting of two loans to finance its share of the Willow Creek Joint Venture's costs incurred in connection with commencing coal operations and the initial shipments of coal from the Pine Valley project mine. The loans, one for US $1,150,000 and the other CAD $372,000 are for a term of one year at an interest rate of 15% per annum and are secured by a pledge of 100% of the issued and outstanding shares in the capital of Falls Mountain Coal Inc., a wholly-owned subsidiary of the Company. The Company issued to the lender respectively, 165,046 and 35,769 bonus shares, having a market value equivalent to 10% of the principal amount of the loans. The US $1,150,000 loan was partially repaid from revenue generated by coal sales and the balance outstanding as at March 31, 2002 was approximately US$503,000. The Company also renewed a previous loan agreement with a lender for CAD $400,000 with a maturity date of September 18, 2001 that has been amended to extend the loan by one year to September 18, 2002. As consideration for the extension of the maturity date, the Company issued 300,000 share purchase warrants to purchase up to 300,000 additional shares over a three-year term expiring on September 6, 2004, at a price of $1.15 per share in the first year, $1.25 per share in the second year and $1.35 per share in the third year. As noted in "Subsequent Events" an agreement was received to convert all of the above described outstanding debt into common shares.

5. Liquidity and Solvency

The Company's working capital deficiency as of March 31, 2002 was $1,592,169. As described in "Subsequent Events", an agreement has been reached to convert approximately $1.45 million of debt to common shares to address a large part of the working capital deficiency.

The Company is currently investigating alternatives to raise further funds.

The Company has been able to continue to raise the necessary funds for the exploration and development programs on its properties and to fund the general and administrative costs. Nevertheless the Company has to rely upon the sale of equity securities or debt for cash required for exploration and development purposes, for acquisitions and to fund the administration, among other things. Since the Company does not expect to generate any significant positive cash flow in the near future, it will have to continue to rely upon sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

GLOBALTEX INDUSTRIES AND MITSUI MATSUSHIMA ANNOUNCE CDN$3.6 MILLION COAL TRIAL CARGO FOR WILLOW CREEK

Leading Japanese Steel Maker Purchases 60,000 Tonnes of Coal

VANCOUVER, BRITISH COLUMBIA, January 30, 2002 – Globaltex Industries Inc. (CDNX:GTX: NASDAQ OTC:GBTXF), operator of Pine Valley Coal Ltd., announced the signing of a sales contract with a leading Japanese steel manufacturer to extract and ship approximately 60,000 tonnes (67,000 tons) of high quality PCI (pulverized coal injection) coal under a test mining program from its mine at Willow Creek, British Columbia. The program follows an initial trial cargo from which 36,000 tonnes (40,000 tons) were shipped and sold in November 2001.

Willow Creek is a coal property owned two-thirds by Globaltex and one-third by Mitsui Matsushima Canada Ltd., one of the largest suppliers of coal in Japan.

The agreement calls for Mitsui to fund the full budget of the new trial cargo program, estimated to be CDN$3,585,000.

The PCI coal at Willow Creek is highly desired in the steel industry because it can either be blended with lesser quality coals or substituted for more expensive metallurgical coals, Globaltex said. According to the Company, they have received favorable reports regarding the initial shipment of PCI coal to the Japanese steel manufacturer. "We are naturally pleased that the Willow Creek coal is performing to expectations," said Mark Fields, Globaltex president and CEO. "We are also pleased that we have been able to sell into such an important market, demonstrating such a tangible expression of confidence in our coal."

It is anticipated that most of the program costs will be covered by revenues. Globaltex will have one year to pay back any shortfall which occurs and to maintain its full interest on the project. It is estimated that the shortfall to Globaltex's account will be approximately CDN$300,000, due to one-time charges described in the following paragraph.

In addition to mining and transporting 60,000 tonnes of coal for sale, the program being funded also includes capital improvements to the mine site, completion of an updated bankable feasibility report being prepared by Norwest Mine Services Ltd. of Calgary, and completion of an exploration scoping study of the further potential of the property. A study prepared in 1999 by Norwest detailed a mine with annual coal production of 900,000 tonnes (1,000,000 tons), capital costs of CDN$25.3 million and a 21.2% base case internal rate of return.

Suite 501- 535 Thurlow Street, Vancouver, British Columbia, Canada V6E 3L2
Telephone: 604-682-4678 ▲ Facsimile: 604-682-4698 ▲ Email: globaltex@radiant.net

In addition to successful completion of the current trial cargo and of an updated bankable feasibility study, Globaltex and Mitsui are focused on continuing profitable limited production at Willow Creek during 2002 as well as obtaining financing to construct the full 900,000 tonnes annual production mine facility.

Mr. Fields noted that Globaltex, having worked for many years to lay the foundation for the Willow Creek project, had recently achieved two significant milestones. One involved the conversion of CDN$4 million debt into common shares of the company, which substantially improved the Company's balance sheet. The second is the trial cargo program, announced today, that will result in little or no dilution of Globaltex's project interest. "The support of Mitsui has been an important element in the project's success and is much appreciated by Globaltex," said Mr. Fields. "I believe Globaltex is now positioned to realize substantial progress over the next several months."

Mitsui has been involved in the coal business for over 80 years. In addition to coal projects in North America, Mitsui has varied coal interests in Australia and elsewhere around the world. Mitsui is the project sales agent as well as participating partner in the Willow Creek project.

Globaltex Industries Inc. is a Tier 1 company on the Canadian Venture Exchange and its common shares also trade on the NASDAQ OTC market. Globaltex operates the Willow Creek joint venture through Pine Valley Coal Inc.

BY ORDER OF THE BOARD OF DIRECTORS
OF GLOBALTEX INDUSTRIES INC.

"Mark Fields"
Mark Fields, P.Geo., B.Comm.
President and CEO

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk factors" and elsewhere in documents filed.

###

GLOBALTEX INDUSTRIES INC

GLOBALTEX INDUSTRIES
ANNOUNCES APPROVAL TO ISSUE SHARES
TO COMPLETE DEBT CONVERSION

VANCOUVER, BRITISH COLUMBIA, March 20, 2002 – Globaltex Industries Inc. (CDNX:GTX: NASDAQ OTC:GBTXF) is pleased to announce regulatory approvals have been received for the conversion of $4 million of debt into 5,714,285 common shares of the company. The conversion price is CDN$0.70 per share. The Company is proceeding to issue up to a total of 5,714,285 common shares in accordance with the debt conversion.

BY ORDER OF THE BOARD OF DIRECTORS
OF GLOBALTEX INDUSTRIES INC.

"Mark Fields"
Mark Fields, P.Geo., B.Comm.
President and CEO

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk factors" and elsewhere in documents filed.

###

Suite 501- 535 Thurlow Street, Vancouver, British Columbia, Canada V6E 3L2
Telephone: 604-682-4678 ▲ Facsimile: 604-682-4698 ▲ Email: globaltex@radiant.net

GLOBALTEX INDUSTRIES INC

FOR IMMEDIATE RELEASE

GLOBALTEX INDUSTRIES NAMES MARK SMITH AS A DIRECTOR

VANCOUVER, BRITISH COLUMBIA, April 2, 2002 – Globaltex Industries Inc. (CDNX:GTX; NASDAQ OTC:GBTXF), operator and senior joint venture partner in the Willow Creek coal project in British Columbia, announced today the appointment of Mark Smith to the Company's Board of Directors. Mr. Smith, President and Chief Operating Officer of Oakwood Laboratories L.L.C., a pharmaceutical development company located in Oakwood, Ohio, USA, is a major Globaltex shareholder.

Globaltex also announced the resignation from the Board of Directors of Thomas O'Brien.

"We are delighted to have Mark Smith join our Board. He has been a long time supporter of Globaltex and we welcome his active involvement with our Company," said Mark Fields, Globaltex President, "We also want to express our appreciation to Tom O'Brien for his efforts on behalf of Globaltex."

Mr. Smith holds a Bachelor's degree from Harvard University and a MBA from Stanford University. Oakwood Laboratories is involved in commercializing drugs that provide clinically significant advances in treatment for patients with life-threatening diseases.

Globaltex operates and owns two-thirds of the Willow Creek coal project, which has been fully permitted for production. The project has received a positive feasibility study at 900,000 tonnes per year (1,000,000 tons) of metallurgical quality coal. Its partner in the joint venture is Mitsui Matushima Canada Ltd., a subsidiary of the one of the largest suppliers of coal to Japan. Willow Creek thus far has made a trial shipment of 36,000 tonnes of coal (40,000 tons), and a further, larger, trial shipment is nearing completion.

BY ORDER OF THE BOARD OF DIRECTORS
OF GLOBALTEX INDUSTRIES INC.

"Mark Fields"
Mark Fields, P.Geo., B.Comm.
President and CEO

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk factors" and elsewhere in documents filed.

###

Suite 501- 535 Thurlow Street, Vancouver, British Columbia, Canada V6E 3L2
Telephone: 604-682-4678 ▲ Facsimile: 604-682-4698 ▲ Email: globaltex@radiant.net

GLOBALTEX INDUSTRIES INC

GLOBALTEX INDUSTRIES ANNOUNCES SUCCESSFUL COMPLETION OF SECOND COAL SHIPMENT TO JAPAN FROM PINE VALLEY MINE

Feasibility Study on Property Expected This Spring

First New British Columbia Coal Mine in 20 Years

VANCOUVER, BRITISH COLUMBIA, April 16, 2002 – Globaltex Industries Inc. (CDNX:GTX: NASDAQ OTC:GBTXF), operator of Pine Valley Coal Ltd., announced the completion of a second coal shipment to a leading steel manufacturer in Japan. The shipment, totaling 48,345 tonnes (53,290 tons) of high quality PCI (pulverized coal injection) coal, successfully completes the contract under which a total of 84,376 tonnes (93,008 tons) were shipped and sold.

The coal was produced under a test marketing and mining program from the Pine Valley mine near Chetwynd, British Columbia, and marks the first shipments in 20 years from a new coal mine in northeast British Columbia.

The PCI coal at Pine Valley is highly desired in the steel industry because it can either be blended with lesser quality coals or substituted for more expensive metallurgical coals, Globaltex said. According to the Company, they have received favorable reports regarding the initial shipment of PCI coal to the Japanese steel manufacturer. "We are pleased that our Willow Creek coal is performing to expectations," said Mark Fields, Globaltex president and CEO. "Our ability to sell into such an important market as Japan represents a tangible expression of confidence in our coal."

The Pine Valley coal property is owned two-thirds by Globaltex and one-third by Mitsui Matsushima Canada Ltd., one of the largest suppliers of coal in Japan. The mining program was completed ahead of schedule and on budget. The coal quality exceeded all the contract parameters, including ash, sulphur and moisture content and the heat content was in excess of 14,200 BTU's.

An updated bankable feasibility report and an exploration scoping study of the further potential of the property currently being prepared by Norwest Mine Services Ltd. of Calgary is expected to be completed this spring. An earlier study, prepared in 1999 also by Norwest, detailed a mine with annual coal production of 900,000 tonnes (1,000,000 tons), capital costs of CDN$25 million and a 21.2% base case internal rate of return.

Globaltex and Mitsui are focusing on continuing profitable limited production at Pine Valley during 2002 while engaged in a program to obtain financing to construct the full

Suite 501- 535 Thurlow Street, Vancouver, British Columbia, Canada V6E 3L2
Telephone: 604-682-4678 ▲ Facsimile: 604-682-4698 ▲ Email: globaltex@radiant.net

900,000 tonnes annual production mine facility. Mr. Fields said the potential to expand annual production to substantially over 1,000,000 tonnes will also be addressed.

In addition to coal projects in North America, Mitsui, which has been involved in the coal business for over 80 years, has varied coal interests in Australia and elsewhere around the world. Mitsui is the project sales agent as well as participating partner in the Willow Creek project.

Globaltex Industries Inc. common shares trade on the NASDAQ.OTC market (GBTXF) and is a Tier 1 company on the Canadian Venture Exchange (GTX). Globaltex operates the Willow Creek joint venture through Pine Valley Coal Inc.

BY ORDER OF THE BOARD OF DIRECTORS
OF GLOBALTEX INDUSTRIES INC.

"Mark Fields"
Mark Fields, P.Geo., B.Comm.
President and CEO

Contacts:
Mark Fields, P.Geo., B.Comm.
President and CEO
604-682-4678
markfields@radiant.net

Steven S. Anreder
Anreder Hirschhorn and Company
212-532-3232
sanreder@ahscompany.com

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk factors" and elsewhere in documents filed.

###

GLOBALTEX INDUSTRIES INC.

GLOBALTEX INDUSTRIES ENGAGES ANREDER HIRSCHHORN & COMPANY FOR IR PROGRAM, APPOINTS NEW DIRECTOR AND ANNOUNCES PRIVATE PLACEMENT

VANCOUVER, BRITISH COLUMBIA, May 2nd, 2002 – Globaltex Industries Inc. (TSX-VE (formerly CDNX):GTX; NASD OTC:GBTXF), majority owner of the Pine Valley coal project, announces that it has engaged Anreder Hirschhorn and Company, of New York City, to provide investor and public relations services to Globaltex.

Anreder Hirschhorn and Company is an 11-year-old firm owned by its principals, Mr. Steven Anreder and Mr. Laurence Hirschhorn, both of whom have extensive backgrounds and experience in the investment community. Anreder Hirschhorn will provide Globaltex with investor relations services, including the development, implementation and support for an investor communications program. Anreder Hirschhorn and its principals presently have no direct or indirect holdings of Globaltex shares or other Globaltex securities.

"Anreder Hirschhorn is comprised of highly experienced and well-regarded professionals who will assist us in communicating Globaltex's story to the investment community," said Mark Fields, the President and CEO of Globaltex. "We are very pleased to have them working with us."

The Company's agreement with Anreder Hirschhorn is for a term of 12 months with an option for either party to terminate after the first six months. In addition to a fixed monthly fee, Globaltex will issue to Anreder Hirschhorn or its principals a five year option to purchase up to 200,000 shares of Globaltex at a price of CDN$0.90 per share. During the currency of the agreement, the options will vest at the rate of 16,660 options per month.

The agreement is subject to acceptance for filing with the TSX Venture Exchange.

GLOBALTEX INDUSTRIES NAMES CLAY GILLESPIE A DIRECTOR

Mr. Clay Gillespie has been appointed to the Company's Board of Directors.

"We are delighted to have Clay Gillespie join our Board. Clay has a solid knowledge of the Company's projects and affairs and we look forward to Clay's active involvement with our Company," said Mark Fields, Globaltex President. Clay's late father, Orval Gillespie was the chairman of the Company at the time of his death and was well known to many of our long-term shareholders.

Clay holds a Bachelor of Business Administration with a specialty in Finance and is a Certified Investment Manager and a Certified Financial Planner. He has been an investment counsellor and financial advisor for a prominent Vancouver advisory firm for the past ten years.

PRIVATE PLACEMENT

Globaltex Industries Inc. announces that it intends to arrange a non-brokered private placement for up to CDN$75,000, issuing units at a price of CDN$0.55 per unit, each unit consisting of one common share and one half warrant, one full warrant being exercisable at a price of CDN$0.60 to purchase one common share for a period of two years, subject to the necessary regulatory approvals. The funds will be for continuing work on the Pine Valley coal project and general working capital.

The Company has granted options to purchase 400,000 common shares, in total, to directors of the Company, at a price of CDN$0.90 per common share for a term of five years, subject to TSX Venture Exchange and regulatory approvals.

...../2

The Pine Valley coal project is operated by Pine Valley Coal Ltd and is located in northeast, British Columbia. The Pine Valley property contains excellent quality coal reserves amenable to low strip ratio open pit mining. The Pine Valley coal project is held under a joint-venture arrangement owned two-thirds by Globaltex and one-third by Mitsui Matsushima Canada Ltd.

Globaltex recently significantly improved its balance sheet, with a 70% reduction in debt. It also last month successfully completed, ahead of schedule, a shipment of 85,000 metric tons of coal to a leading Japanese steel maker. Pine Valley is poised to become the first new coal mine developed in British Columbia in 20 years.

The focus at Pine Valley over the remainder of 2002 is on continuing profitable limited production, while the project is engaged in a program to obtain financing to construct a 900,000 tonne (1,000,000 tons) annual production mine facility. The Company has an updated feasibility study underway that will identify specific areas for further improvement in the project economics.

Mitsui has been involved in the coal business for over 80 years. It has varied coal interests in Australia and elsewhere around the world, including North America. Mitsui is the project sales agent as well as holding a one-third participating interest in the Pine Valley joint venture.

Globaltex Industries Inc. common shares trade on the NASD OTC market (GBTXF) and it is a Tier 1 company on the TSX Venture Exchange (formerly CDNX) (GTX).

GLOBALTEX INDUSTRIES INC.

"Mark Fields"
Mark Fields, P.Geo., B.Comm.
President and CEO

Contacts:
Mark Fields, P.Geo., B.Comm.
President and CEO
604-682-4678
markfields@radiant.net

Steven S. Anreder
Anreder Hirschhorn and Company
212-532-3232
sanreder@ahscompany.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk factors" and elsewhere in documents filed

###

GLOBALTEX INDUSTRIES INC.

GLOBALTEX INDUSTRIES TO BE DEBT FREE AS A RESULT OF EXCHANGE OFFER

Company's Reserves Consist of High Quality Metallurgical Coal

VANCOUVER, BRITISH COLUMBIA, May 15th, 2002 – Globaltex Industries Inc. (TSX-VE:GTX; NASD OTC:GBTXF), majority owner of the Pine Valley coal project, the first new mine in British Columbia to ship coal in 20 years, today announced that as a result of an agreement reached to convert approximately CDN$1.4 million of debt into equity the Company will successfully eliminate all long term debt.

"The market for metallurgical coal is very strong at present, and this move effectively positions Globaltex to realize the value of the Company's substantial reserves of quality coal," said Mark Fields, President and CEO of Globaltex. The Pine Valley project, according to its latest survey, has marketable coal reserves of at least 11.7 million metric tons, or enough to sustain a minimum 14-year mine life. The reserve consists of high quality coal divided roughly equally between semi-soft coking and pulverized coal injection ("PCI") coal.

The agreement announced today is with Mark Smith, a Director and major shareholder, and involves exchanging outstanding debt into approximately 2,545,454 shares of common stock. In March 2002, Mr. Smith similarly exchanged CDN$4 million of debt into common shares. The exact number of shares to be issued in the current exchange will be determined based on the accrued interest due on the loans as of the actual debt settlement agreement date. The conversion price is CDN$0.55 per share. Following the conversion, Mr. Smith will own approximately 6,846,840 common shares, representing 23.9% of the issued and outstanding shares of Globaltex, plus warrants to purchase 1,100,000 shares. The agreement is subject to TSX Venture Exchange and regulatory approvals.

The Company has granted options to purchase 15,000 common shares to an employee at a price of CDN$0.90 per common share for a term of five years, subject to TSX Venture exchange and regulatory approvals.

The Pine Valley coal project, located in northeast British Columbia, holds 15 coal licenses and a lease covering collectively over 10,000 hectares. The coal on the property, referred to as the Willow Creek Coal Property, is suitable for relatively low cost, low strip ratio, open pit mining. Recently, the Company successfully shipped 84,376 metric tons of high quality PCI coal, in two test shipments, to a leading steel manufacturer in Japan. Pine Valley Coal Ltd is held under a joint-venture arrangement owned two-thirds by Globaltex, operator of the property, and one-third by Mitsui Matsushima Canada Ltd. Globaltex Industries Inc. common shares trade on the NASD OTC market (GBTXF) and is a Tier 1 company on the TSX Venture Exchange (formerly CDNX) (GTX).

GLOBALTEX INDUSTRIES INC.
"Mark Fields"
Mark Fields, P.Geo., B.Comm.
President and CEO

Contacts:
Mark Fields, P.Geo., B.Comm.
President and CEO
604-682-4678
markfields@radiant.net

Steven S. Anreder
Anreder Hirschhorn and Company
212-532-3232
sanreder@ahscompany.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

###

GLOBALTEX INDUSTRIES INC.

GLOBALTEX INDUSTRIES COMPLETES PRIVATE PLACEMENT FOR CDN$75,000 IN UNITS CONTAINING STOCK AND WARRANTS

VANCOUVER, BRITISH COLUMBIA, June 19, 2002 – Globaltex Industries Inc. (TSX-VE:GTX; NASD OTC:GBTXF), majority owner of the Pine Valley coal project, announced today completion of a CDN$75,000 private placement of 136,362 units, priced at CDN$0.55 each, each unit consisting of one common share and one half warrant. A hold period to October 4, 2002 is applicable to the securities. Proceeds will be used for continuing work on the Pine Valley coal project and general working capital.

One full warrant is exercisable at a price of CDN$0.60 to purchase one common share for a period of two years.

The Pine Valley coal project is the first new mine in British Columbia to ship coal in 20 years. Based on a feasibility study, the Pine Valley project contains marketable coal reserves of at least 11.7 million metric tons, enough to sustain a minimum 14-year mine life. Reserves consist of high quality coal roughly equally divided between semi-soft coking and pulverized coal injection ("PCI") coal.

The Pine Valley coal project is held under a joint-venture arrangement between Globaltex, which owns two-thirds, and Mitsui Matsushima Canada Ltd., which owns the balance. Mitsui Matsushima Canada, project sales agent, is a subsidiary of a major international Japanese company that has been involved in the coal business for over 80 years and which has coal interests around the world, including Australia and North America.

Globaltex recently eliminated all long term debt, thus significantly improving its balance sheet. It also successfully completed, ahead of schedule, shipment of 85,000 metric tons of coal to a leading Japanese steel maker. An updated feasibility study is underway that will identify specific areas for further improvement in project economics, including possibly additional recoverable coal reserves.

Globaltex Industries Inc. common shares trade on the NASD OTC market (GBTXF) and it is a Tier 1 company on the TSX Venture Exchange (formerly CDNX) (GTX).

GLOBALTEX INDUSTRIES INC

"Mark Fields"
Mark Fields, P.Geo., B.Comm.
President and CEO

Contacts:
Mark Fields, P.Geo., B.Comm.
President and CEO
604-682-4678
markfields@radiant.net

Steven S. Anreder
Anreder Hirschhorn and Company
212-532-3232
sanreder@ahscompany.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

###

GLOBALTEX INDUSTRIES INC.

FOR IMMEDIATE RELEASE

GLOBALTEX INDUSTRIES SETTLES DEBT

Company's Reserves Consist of Quality Metallurgical Coal

VANCOUVER, BRITISH COLUMBIA, August 2nd, 2002 – Globaltex Industries Inc. (TSX-VE:GTX; NASD OTC:GBTXF), majority owner of the Pine Valley coal project, the first new mine in British Columbia to ship coal in 20 years, today announced that it has agreed to convert CDN$55,000 of debt into equity.

The agreement announced today is with a Director of the Company and involves satisfying $55,000 of outstanding debt by issuing 100,000 shares of common stock. The conversion price is CDN$0.55 per share. The agreement is subject to TSX Venture Exchange and regulatory approvals.

The Pine Valley coal project, located in northeast British Columbia is suitable for relatively low cost, low strip ratio, open pit mining. Recently, the Company successfully shipped 84,376 metric tons of high quality PCI coal, in two test shipments, to a leading steel manufacturer in Japan. A feasibility study for the project is in progress. Pine Valley Coal Ltd is held under a joint-venture arrangement owned two-thirds by Globaltex, operator of the property, and one-third by Mitsui Matsushima Canada Ltd. Globaltex Industries Inc. common shares trade on the NASD OTC market (GBTXF) and is a Tier 1 company on the TSX Venture Exchange (formerly CDNX) (GTX).

GLOBALTEX INDUSTRIES INC.

"Mark Fields"
Mark Fields, P.Geo., B.Comm.
President and CEO

Contacts:
Mark Fields, P.Geo., B.Comm.
President and CEO
604-682-4678
markfields@radiant.net

Steven S. Anreder
Anreder Hirschhorn and Company
212-532-3232
sanreder@ahscompany.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

###

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globaltex Industries Inc.

Date : August 21, 2002

By: ______________________

Mark Fields, President
Chief Executive Officer